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                January 28, 2005

Via EDGAR and Facsimile

United States Securities and Exchange Commission Division of Corporation Finance 450 Fifth Street, N.W. Washington, D.C. 20549-0303
Attention:	Nicholas P. Panos Special Counsel
RE:
Wilder Richman Historic Properties II, L.P.
Schedule TO-T filed December 1, 2004, by Dixon Mill Investors, LLC
File No. 5-79056

Ladies and Gentlemen:

        This letter responds to the Staff's comment letter dated December 14, 2004 regarding the above-captioned Schedule TO-T. For your convenience, each of the Staff's comments are reproduced below in bold type, followed by our client's responses in regular type.

Item 10 to Schedule TO-T

1.
We note the Purchaser was formed in February, 2004 solely for the purpose of acquiring the units and that only the Purchaser has appeared as a filing person on Schedule TO. The definition of "offerer" includes not only the purchaser of securities in the offer, but also any person or entity on whose behalf the offer is made (see Instruction K (1) to Schedule TO). The definition of "bidder" in Rule 14d-1(g)(2) similarly defines persons on whose behalf an offer is made to be properly identified as bidders. Please advise us why the individual members of the LLC have not also been identified as offerers/bidders in this offer and signatories on the Schedule TO. Before drafting your response, please review "Identifying the Bidder in a Tender Offer" in the Division of Corporation Finance's Current Issues and Rulemaking Projects Outline, available on our web site at www.sec.gov for general guidance. Any new bidders in the tender offer must ensure that they independently satisfy the timing, signatory and dissemination requirements of Schedule TO.

        As requested, the Schedule TO has been revised to identify the individual members of the Purchaser as offerors and bidders in the tender offer, and such individual members have signed the Schedule TO.

Item 10. Financial Statements

2.
Notwithstanding the fact audited financial statements have not been produced for the Purchaser, advise us, with a view toward revised disclosure, how the Purchaser apparently concluded that audited financial statements were not required for compliance with this item.

        Financial statements are required only when the offeror's financial condition is material to the holder's decision to tender its shares. Instruction 2 to Item 10 of Schedule TO provides that financial statements are not considered material if certain conditions are met. While not all of the conditions specified are present with respect to the tender offer, we do not believe that financial statements for the Purchaser are material or relevant to a Unit holder's decision on whether to tender its Units to the Purchaser. As noted, the Purchaser is a newly formed limited liability company whose members are two individuals. The entity does not have historical financial statements and is capitalized by its individual members. If the Purchaser were to prepare financial statements, they would show no assets, other than Units that were purchased pursuant to the Purchaser's previous tender offer. We also note that there is no financing contingency with respect to the offer.

Offer to Purchase

Introduction

3.
The Purchaser represents in the introduction of the offer to purchase that no brokerage commissions will be paid by tendering unit holders. Notwithstanding this disclosure, revise to indicate, if true, that unit holders may be charged a transfer or other fee by their depositary or broker for electing to participate in the offer.

        It is our understanding that no Units are held through depositaries or brokers and that all transfers will be made on the books of the Partnership by the Partnership for a fee which the Purchaser has disclosed that it will pay. However, as requested, the Schedule TO has been revised to disclose that Unit holders may be charged a transfer or other fee by their depositary or broker for electing to participate in the Offer and that this fee will not be paid by the Purchaser.

Determination of Offer Price, page 13

4.
Provide a more precise description of the method underlying the Purchaser's calculation of the offer price, including any assumptions made, and quantify the calculations where practicable. We believe that unit holders need to know what valuation methodologies were used in deciding the amount of the consideration offered. As a result, the bidder should summarize how the offer price was determined. See Section III.B.1 of Exchange Act Release No. 34-43069 (July 24, 2000).

        In response to the Staff's comment, the Schedule TO has been revised to disclose additional factors considered by the Purchaser in arriving at the offer price.

Prior Contacts, page 13

5.
We note the Co-Manager receives "customary management fees" from the operating partnerships under the Management Agreement. Quantify the amount of these fees so that unit holders may evaluate the potential significance of this disclosure.

        As requested, the Schedule TO has been revised to disclose that management fees in the amount of $160,000 per year are received by the Co-Manager from the operating partnerships under the Management Agreement.

Source of Funds, page 14

6.
We note the members have irrevocably agreed and are obligated to make capital contributions on demand. Advise us, with a view toward disclosure, why these agreements have not been summarized as required by Item 7 of SC TO and Item 1007(b) of Regulation M-A.

        Item 7 of Schedule TO and Item 1007(b) of Regulation M-A require that any material conditions to financing be stated and that any alternative financing arrangements or alternative financing plans in the event the primary financing plans fall through be disclosed. These items do not appear to require that any agreements be summarized. As noted by the Staff, the Offer to Purchase does disclose that the members have irrevocably agreed and are obligated to make capital contributions on demand. Other than this provision of the Purchaser's operating agreement, there are no other agreements or arrangements with respect to the financing of the tender offer. We also note that there are no agreements or arrangements with respect to borrowed money in connection with the tender offer.

Future Plans of the Purchaser, page 15

7.
Your disclosure indicates that the Purchaser and its affiliates have no current intention to acquire additional units. On a supplemental basis, please confirm, if true, that neither the Purchaser nor any of its affiliates are making this offer with a view toward, or in connection with, any plan or purpose of acquiring units in a series of successive and periodic offers (whether or not at increasing prices) in order to acquire units over time at the lowest possible price at which unit holders are willing to sell. In addition, advise whether the Purchaser or its affiliates intend to continue to acquire units in the future until they obtain a controlling interest in the Partnership.

        The Purchaser has advised us that neither it nor any of its affiliates have any present plans to make additional tender offers for Units. However, the Purchaser has indicated to us, and has disclosed in the Offer to Purchase, that, following the completion of the Offer, it may acquire additional Units in transactions in compliance with applicable law and the limited partnership agreement of the Partnership.

        As requested by the Staff, attached is a statement from the bidders including certain acknowledgements.

        An amendment to the Schedule TO-T reflecting responses to the Staff's comments is being filed today.

        Please contact the undersigned at 215-864-8625 or Ellen Jerrehian at 215-864-8582 with any questions or comments.

Sincerely,
/s/ GERALD J. GUARCINI Gerald J. Guarcini

GJG/dr
Attachment

cc:
Mark M. Bava
Ellen Jerrehian, Esq.

ACKNOWLEDGEMENT

        The undersigned, Dixon Mill Investor, LLC (the "Purchaser"), Joseph D. Morris and Robert Morris, hereby acknowledge, in connection with the Purchaser's offer to purchase units of limited partnership interests of Wilder Richman Historic Properties II, L.P., that:

        1.     The undersigned are responsible for the adequacy and accuracy of the disclosure in their filings with the Securities and Exchange Commission (the "Commission").

        2.     Comments of the staff of the Commission (the "Staff") or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to a filing with the Commission.

        3.     The undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

DIXON MILL INVESTOR, LLC
By:	/s/ MARK M. BAVA Mark M. Bava Authorized Signatory
/s/ JOSEPH D. MORRIS Joseph D. Morris
/s/ ROBERT MORRIS Robert Morris

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ACKNOWLEDGEMENT